Crown Medical Systems, Inc.
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                 6006 N. Mesa, Suite 709 o El Paso, Texas 79912
                   Tel: (915) 845-1787 o Fax: (915) 845-6421


                                 August 2, 2004

Mrs. Elaine Wolff
Mail Stop 04-09
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W., Judiciary Plaza
Washington, D.C. 20549

     Re:  Registration Statement on Form S-4/A
            File No.: 333-86706
            Filed on: February 27, 2004

Dear Mrs. Wolff:

         Crown Medical Systems, Inc. hereby requests that its Form RW filed with the SEC on July 19, 2004 (accession number: 0001059016-04-000098) be withdrawn because the withdrawal request was incorrectly filed with the wrong SEC File Number. We filed an amended Registration Withdrawal Request to report the corrected SEC File Number on July 29, 2004 (accession number:
0001059016-04-000113).

         If you should have any questions regarding this request for withdrawal, please contact our legal counsel, Robert L. Sonfield, Jr. at (713) 877-8333. Thank you for your courtesy and cooperation in this matter.

Very truly yours,


/s/William L. Sklar

William L. Sklar
Chief Executive Officer